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Exhibit 99.7

CERTIFICATION PURSUANT TO RULE 13A-14(B)
OR RULE 15D-14 (B) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE

In connection with the Annual Report of Progressive Waste Solutions Ltd. (the "Company") on Form 40-F for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ian Kidson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2015

/s/ IAN KIDSON
Ian Kidson Executive Vice President & Chief Financial Officer

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  Exhibit 99.7
CERTIFICATION PURSUANT TO RULE 13A-14(B) OR RULE 15D-14 (B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE